Exhibit 99.(h)(1)

AMENDMENT

To Transfer Agency and Service Agreement
Between
Each of the Entities Listed on Appendix A
And
Boston Financial Data Services, Inc. (“Transfer Agent”)

This Amendment is made as of this 1st day of October 2008 between each of the entities listed on Appendix A (each a “Portfolio” and collectively the “Fund”) to the Transfer Agency and Service Agreement between the Fund and the Transfer Agent dated as of October 1, 2005 (the “Agreement”). In accordance with Section 3 (Fees and Expenses) and Section 15.1 (Amendment) of the Agreement, the parties desire to amend the Agreement as set forth herein.

NOW THEREFORE, the parties agree as follows:

1.               Section 1.2 (Additional Services) of the Agreement is hereby amended by adding the following new sub-sections:

“(h) Identity Theft Provisions. The Transfer Agent has developed and maintains a program of policies, procedures and controls to assist the Fund in its compliance with applicable identity theft regulatory requirements. The Transfer Agent’s program and controls are reasonably designed to assist in the detection of violations of those requirements. The Transfer Agent agrees to report any detected violations to the Fund in accordance with agreed upon procedures and to provide quarterly certification to the Fund with respect to its controls.”

2.                                       Section 11 (Covenants of the Fund and the Transfer Agent) of the Agreement is hereby amended by adding the following new sub-section:

11.5                           The Transfer Agent shall maintain a comprehensive compliance program that is reasonably designed to prevent and detect violations of federal securities laws. Upon request of the Fund, the Transfer Agent will provide to the Fund in connection with any periodic annual or semi-annual shareholder report filed by the Fund or, in the absence of the filing of such reports, on a quarterly basis, a sub-certification pursuant to the Sarbanes-Oxley Act of 2002 with respect to the Transfer Agent’s performance of the services set forth in this Agreement and its internal controls related thereto. In addition, on a quarterly basis, the Transfer Agent will provide to the Fund a certification in connection with Rule 38a-1 under the 1940 Act. The Transfer Agent also will furnish to the Fund, on a semi-annual basis, a report in accordance with Statements on Auditing Standards No. 70 (Type II).

3.              Section 12.1 (Term). The first sentence of Section 12.1 is hereby deleted and a new sentence is inserted in place thereof providing as follows: “The initial three-year term of this Agreement (the “Initial Term”) has been extended by the parties to the close of business on September 30, 2011, unless terminated pursuant to the provisions of this Section 12.”

4.               Section 12.2 (Early Termination). The last two sentences of Section 12.2 are hereby deleted and two new sentences as inserted in place thereof providing as follows:

“In connection with the foregoing, if during the Initial Term, the Fund should convert all or substantially all of such services to a successor service provider, or if the Fund or substantially all of its Portfolios are liquidated or all or substantially all of the Fund’s assets are merged or purchased or the like with or by another entity which does not utilize the services of the Transfer Agent, its affiliates or the TA2000 platform as set forth below, the fees payable to the Transfer Agent shall be calculated as if the services had been performed by the Transfer Agent until the expiration of the Initial Term and calculated at the asset and/or Shareholder account levels, as the case may be, on the date notice of termination was given to the Transfer Agent, and the payment of all fees to the Transfer Agent as set forth herein shall be accelerated to the business day immediately prior to the conversion or termination of services (the “Early Termination Fee”). For the avoidance of doubt, in the event that (i) the Fund terminates this Agreement as the result of its acquisition by or merger into another fund and such other fund’s shareholder records are, at the time of such acquisition or merger, maintained by the Transfer Agent or its affiliates, or (ii) the Fund wishes to move its transfer agency service from the Transfer Agent to an affiliate of the Transfer Agent or to another DST TA2000 platform (i.e., become a remote user of DST’s TA2000 system) as the result of the Fund’s acquisition by or merger into another fund, then the Early Termination Fee shall not apply to such termination or move.”

5.               Section 12.3 (Termination Expense and Costs). The following sentence is added after the last sentence in Section 12.3: “If the Transfer Agent terminates this Agreement without cause, the Fund shall not be obligated to pay any fees associated with such termination, except as otherwise provided herein with respect to a “non-standard Deconversion” (defined below). In the event of such a termination, the Transfer Agent will convert the Fund’s TA2000 account records (including master history and sub-files) from the Transfer Agent’s system (a “Deconversion”) using standard DST file layouts (a “standard Deconversion”). In the event of such a termination, the Fund may elect, at its expense, to use a non-DST file layout or require other custom programming with respect to the conversion of its TA2000 account records (a “non-standard Deconversion”). If the Fund makes such an election, the Fund shall provide the Transfer Agent with its conversion requirements. The Transfer Agent shall provide the Fund with a written estimate for approval of such non-standard Deconversion cost, based on the Fund’s specifications and the Transfer Agent’s standard rates in effect at the time, prior to the commencement of any Deconversion activity. Notwithstanding the foregoing, the parties acknowledge and agree that if the Fund requests the movement or destruction of original source documentation then held by the Transfer Agent or its storage vendor or the conversion of proprietary AWD images, that such costs shall be separate expenses and are not part of the standard Deconversion.”

6.               Section 12.6 (Termination by Either Party for Cause). The last sentence of Section 12.6 is hereby deleted and new sentence is inserted in place thereof providing as follows: “In the event of a termination by the Fund for cause, the Fund shall not be obligated to pay the Early Termination Fee as defined in Section 12.2 above or any others fees associated with such termination, except for Deconversion costs. The Transfer Agent shall provide the Fund with a written estimate for approval of such Deconversion costs, based on the Fund’s specifications and the Transfer Agent’s standard rates in effect at the time, prior to the commencement of any Deconversion activity.”

7.               Section 15.3 (Force Majeure). The following sentence is added after the last sentence in Section 15.3: “The Transfer Agent will test the adequacy of its business continuity plan at least annually and upon request, the Fund may participate in such test. Upon request by the Fund, the Transfer Agent will provide the Fund with a letter assessing the most recent business continuity test results.”

8.               Section 15.13 (Notice). Sub-Section 15.13(b) is hereby deleted and new sub-section is inserted in place thereof providing as follows:

(b)                                 If to an entity set forth on Appendix A hereto:

Harris Associates L.P.

Two North LaSalle Street, Suite 500

Chicago, IL 60602

Facsimile: (312) 621-0582

Attn: Director of Mutual Operations

With a copy to:

Harris Associates L.P.

Two North LaSalle Street, Suite 500

Chicago, IL 60602

Facsimile: (312) 621-0363

Attn: General Counsel

9.               Appendix A. The Appendix A to the Agreement is superseded and replaced with the Appendix A dated as of the date hereof and attached hereto.

10.         Schedule 1.3 (Service Level Agreement). Schedule 1.3 to the Agreement dated October 1, 2005 is hereby replaced and superseded by the Schedule 1.3 dated as of the date hereof and attached hereto.

11.         Schedule 3.1. Schedule 3.1 to the Agreement dated effective October 1, 2005 to September 30, 2008 is superseded and replaced with Schedule 3.1 dated effective October 1, 2008 to September 30, 2011 attached hereto.

12.         All defined terms and definitions in the Agreement shall be the same in this amendment (the “Amendment”) except as specifically revised by this Amendment.

13.         Except as specifically set forth in this Amendment, all other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

HARRIS ASSOCIATES INVESTMENT TRUST		BOSTON FINANCIAL DATA SERVICES, INC.

By:	/s/ John R. Raitt	By:	/s/ Paul Leary
Name: John R. Raitt		Name:	Paul Leary
Title: President		Title:	Vice President

APPENDIX A
Fund and Portfolios

Dated October 1, 2008

Harris Associates Investment Trust, a business trust organized under the laws of the Commonwealth of Massachusetts.

The Oakmark Fund

The Oakmark Select Fund

The Oakmark Equity and Income Fund

The Oakmark Global Fund

The Oakmark International Fund

The Oakmark International Small Cap Fund

The Oakmark Global Select Fund

HARRIS ASSOCIATES INVESTMENT TRUST		BOSTON FINANCIAL DATA SERVICES, INC.

By:	/s/ John R. Raitt	By:	/s/ Paul Leary
Name: John R. Raitt		Name:	Paul Leary
Title: President		Title:	Vice President

SCHEDULE 1.3

SERVICE LEVEL AGREEMENT

Dated: October 1, 2008

Overview

The standards below represent the levels and standards which the Transfer Agent is generally achieving in its day-to-day operations and which the Fund may reasonably expect the Transfer Agent to generally achieve. Notwithstanding anything in the Transfer Agency and Service Agreement or any schedule or exhibit thereto (the “Agreement”) to the contrary, this does not mean, and, the Transfer Agent neither represents, warrants or covenants, nor does the Fund necessarily expect, that the Transfer Agent shall always meet, fulfill or comply with the benchmarks set forth below at all times. Rather, it is the expectation of the parties that, in the event of a failure to meet, fulfill or comply with the benchmarks set forth below, the parties shall coordinate and cooperate to correct the inadequacies as set forth immediately below in “Service Level Standard Resolution”.

Service Level Standard Resolution

Notwithstanding the Transfer Agent’s best efforts to achieve the levels and standards herein, the Fund acknowledges that such levels and standards may not be met at all times. In the event that there is a failure to meet a service level or standard, the Transfer Agent shall promptly notify the senior officer designated by the Fund. Thereafter, the parties shall meet to discuss the reason(s) that the Transfer Agent failed to meet such service level or standard with a view to restoring compliance with such level as quickly as reasonably possible under the circumstances to avoid a repeated failure by the Transfer Agent. As part of the resolution process, the parties may, as agreed upon, amend the service level or standard listed below.

Benchmarks for Telephone Timeliness, Correspondence Timeliness & Accuracy, and Transaction Processing Timeliness & Accuracy.

The parties agree that if the Transfer Agent fails to meet the same Benchmark (I, II, III, IV, V or VI) for a period of two (2) consecutive months, then the Fund may provide written notice to the Transfer Agent of such failure on the first of the month immediately following the Fund’s receipt of the applicable service level report. The Transfer Agent shall remedy the failure within sixty (60) days (or such other period of time as the parties may agree) following receipt of such notice. In the event that the Transfer Agent fails to remedy such failure in that time period, then the Fund may terminate the Agreement for cause upon at least thirty (30) days’ written notice to the Transfer Agent. For avoidance of doubt, if the Transfer Agent fails the same Benchmark for five consecutive months, the Trust has the right to terminate this Agreement for cause.

Transaction Processing Accuracy Standard.

The parties agree that if the Transfer Agent fails to meet the Transaction Processing Accuracy Standard (VII), the Fund may terminate the Agreement for cause upon at least thirty (30) days’ written notice to the Transfer Agent.

Telephone Quality Benchmarks and Standards.

The parties agree that if the Transfer Agent fails to meet the Year 1 Telephone Quality Standard, then in Years 2 and 3 of the Agreement, the Transfer Agent will credit the Funds $5,000 for each month in which the 6-month Telephone Quality Benchmark (effective October 1, 2009) is not met. Any credits payable under this section shall, in each case, be credited by the Transfer Agent against any fees due from the Funds in the next available billing cycle after the credit becomes payable.

If the Transfer Agent fails to achieve the 6-month Telephone Quality Benchmark for a period of three (3) consecutive months or, beginning Year 2, fails to achieve the 12-month Telephone Quality Benchmark for a period of three (3) consecutive months, then the Transfer Agent shall remedy the failure within sixty (60) days (or such other period of time as the parties may agree). In the event that the Transfer Agent fails to remedy such failure in that time period, then the Fund may terminate the Agreement for cause upon at least thirty (30) days written notice to the Transfer Agent.

In Years 2 and 3 of the Agreement, if the Transfer Agent fails to meet the 6-month Telephone Quality Standard or fails to meet the 12-month Telephone Quality Standard, then the Fund may terminate the Agreement for cause upon at least thirty (30) days’ written notice to the Transfer Agent.

Compliance Measurement

The Transfer Agent will utilize its own internal quality review process using solely the Fund’s data (or, any mutually agreed upon third party quality review process as the Transfer Agent may from time to time utilize, such process, “QAT” or “Quality Review”) to monitor the quality of services provided under the Agreement and the Transfer Agent’s satisfaction of the standards and levels set forth herein.

The Fund may, at any time, elect to retain, at its own expense, National Quality Review (“NQR”) (or, such other mutually agreed upon industry-recognized, external quality review process as the Fund may from time to time utilize). In the event the Fund retains NQR or another third party quality review process, the Transfer Agent will use all reasonable commercial efforts to assist and cooperate with NQR (or such other industry recognized external quality review process as the Fund may elect from time to time to utilize). In addition, the Transfer Agent will provide to the Funds detail from the Quality Review on a monthly basis. The Transfer Agent and the Fund agree to review the Quality Review scores to implement process improvements going forward in the event that improvements are necessary.

STANDARDS &
ACTIVITY	BENCHMARKS(1)
Telephone Timeliness Benchmarks
I. Average Speed of Answer	100% within 15 seconds
II. Service Levels	85% within 15 seconds
III. Correspondence Overall Timeliness Benchmark	95%
(a) Financial Inquiries	95% within 3 days
(b) Non-Financial Inquiries	93% within 6 days
(c) IRA Transfer Request Notices	100% within 3 days
(d) IRA Transfer Reminder Notices	100% within 15, 30, and 45 days
IV. Correspondence – Overall Accuracy Benchmark	93%
V. Transaction Processing – Overall Timeliness Benchmark	98%
(a) New Accounts	99% day of receipt
(b) Purchases	99% day of receipt
(c) Redemptions	99% day of receipt
(d) Exchanges	99% day of receipt
(e) Adjustments	98% day of receipt
(f) Transfers	98% within 2 days of receipt
(g) Maintenances	98% within 3 days of receipt
VI. Transaction Processing Overall Accuracy Benchmark	96%
(a) Adjustments	95%
(b) Exchanges	98%
(c) Maintenances	95%
(d) New Accounts	93%
(e) Purchases	98%
(f) Redemptions	97%
(g) Transfers	97%
VII. Transaction Processing Accuracy Standard	The Funds must meet or exceed Transaction Processing Overall Accuracy Benchmark 7 out of 13 times in each rolling 13-month period

(1) All references to days are to business days defined for purposes of this schedule as a day on which the New York Stock Exchange (“NYSE”) is open for business (a “Business Day”). The transaction turnaround targets apply to requests received by the Transfer Agent before close of NYSE on a Business Day. For avoidance of doubt, the parties acknowledge and agree that requests that are not received in good order will still be promptly handled by the Transfer Agent.

TELEPHONE QUALITY	STANDARDS(2)

October 1, 2008 – September 30, 2009

6-month Telephone Quality Benchmark

The Funds’ 6-month rolling average statistical high must:	Meet or exceed the lower of (i) NQR’s 6-month rolling average statistical low or (ii) the Transfer Agent’s Global 6-month rolling average statistical low

Year 1 – Telephone Quality Standard

For each 13-month rolling period, the Transfer Agent must meet or exceed the 6-month Telephone Quality Benchmark (effective October 1, 2008 – September 30, 2009) 10 out of 13 times.

October 1, 2009 – September 30, 2011

6-month Telephone Quality Benchmark

A. If the Transfer Agent’s Global 6-month rolling average statistical low is equal to or below NQR’s 6-month rolling average statistical low, then the Funds’ 6-month rolling average statistical high must:

Meet or exceed NQR’s 6-month rolling average statistical low

B. If the Transfer Agent’s Global 6-month rolling average statistical low is above NQR’s 6-month rolling average statistical low, then the Funds’ 6-month rolling average statistical high must:	Meet or exceed the lower of: (i) the Transfer Agent’s Global 6-month rolling average statistical low, or (ii) NQR’s first quartile threshold

6-month Telephone Quality Standard

For each 13-month rolling period, the Transfer Agent must meet or exceed the 6-month Telephone Quality Benchmark (effective October 1, 2009) 7 out of 13 times.

12-month – Telephone Quality Benchmark

A. If the Transfer Agent’s Global 12-month rolling average statistical low is equal to or below NQR’s 12-month rolling average statistical low, then the Funds’ 12-month rolling average statistical high must:

Meet or exceed NQR’s 12-month rolling average statistical low

B. If the Transfer Agent’s Global 12-month rolling average statistical low is above NQR’s 12-month rolling average statistical low, then the Funds’ 12-month rolling average statistical high must:	Meet or exceed the lower of: (i) the Transfer Agent’s Global 12-month rolling average statistical low, or (ii) NQR’s first quartile threshold

12-month Telephone Quality Standard

For each 13-month rolling period, the Transfer Agent must meet or exceed the 12-month Telephone Quality Benchmark 5 out of 13 times

Systems Availability:

System/ Applications	Hours of Availability Holidays with 7 calendar days advance notice		System Availability
AS/400	Monday-Friday 6:00 AM to 11:00 PM (EST)		99.0%
Transfer Agent	Saturday	1:30 AM to 5:00 PM (EST)
AWD Databases	Sunday	1:30 AM to 11:00 PM (EST)

TA2000	Monday-Friday 7:00 AM to 11:00 PM (EST)		99.0%
	Please refer to our response below for additional information

	Saturday-Sunday
	Generally available, other than for scheduled maintenance or events

AS400:

Server availability is defined as the monthly availability rate that the Transfer Agent (through its parent DST Systems, Inc., “DST”) guarantees to maintain for servers in the AWD Data Center in regard to server hardware, operating system, and AWD applications. The monthly availability rate does not include any third parry applications, including any custom code.

TA2000 Availability:

TA2000 is generally available in some capacity on a 24 hours a day, 7 days a week basis. Below we have provided a description of general availability:

Service level agreements between DST and Boston Financial require that the CICS regions be fully functional between the hours of 7:00 AM EST to the agreed upon start of the nightly cycle, generally 10:00 PM EST on all days during which the New York Stock Exchange is open for business; however, in actuality the system is much more widely available than the service level agreement implies.

During the nightly cycle, certain files are sporadically unavailable for batch updates. When the shareowner master and history files are unavailable, alternate files are allocated to the on-lines to allow some limited lookup and transaction functionality.

Unless there is scheduled maintenance or other activity, such as a purge or conversion, CICS regions are fully available and functional on all non-business days. Scheduled DST maintenance occurs routinely, generally late on a Saturday night or early on a Sunday morning. Purge and conversion events occur over weekends, generally early Saturday morning through mid-afternoon. When these evens occur, the system is usually unavailable. For most purge and conversion events, it is possible to implement the alternate file process. All scheduled maintenance and other scheduled activities are reported via change control at least two weeks in advance of the event.

FanWeb and Voice Response Unit (VRU) Availability

Internet websites and VRU will be available 99.5% of the time on a 7 day/24 hour basis, excluding for regularly scheduled maintenance to the Website and VRU.

Additional Information:

The Transfer Agent shall not be obligated to meet the foregoing levels and standards during such periods where the Transfer Agent’s failure to meet such levels and standards arises out of, results from or is proximately caused by: (i) a failure, inadequacy in the performance of or unavailability of communication lines or communication facilities (including the equipment or computer being used to access the communication lines) outside of the Transfer Agent’s facilities; (ii) a Force Majeure event as set forth in Section 15.3 of the Agreement, (iii) an event which requires the Transfer Agent to process at its disaster recovery facility, (iv) a failure to perform properly or timely by a third party whose performance is a prerequisite for the Transfer Agent’s performance, (v) a failure, unavailability, disruption or circumstances arising out of or resulting from the Internet if any service hereunder involves or entails utilization of the Internet to transmit to or from the Transfer Agent’s facilities, (vi) failures to perform caused by third parties (including the Fund) whose actions are beyond the Transfer Agent’s reasonable control, or (vii) solely with respect to any timeliness standards, changes in telephone volume (which are not anticipated by the Fund and conveyed to the Transfer Agent) for any month in excess of 25% of (i) the Funds’ average monthly volume for the previous thirteen (13) months, or (ii) the monthly volume for the same month in the immediately preceding year. The Transfer Agent shall have no responsibility or liability for the unavailability of a system or service where such unavailability was caused or contributed to by inadequacies of the Fund’s equipment.

The Transfer Agent’s performance during periods affected by any one or more of the foregoing conditions shall not be measured and included in any Quality Review report provided by the Transfer Agent to the Fund; provided, however, that as soon as any of the foregoing circumstances is rectified or alleviated, the measurement of the Transfer Agent’s performance under the foregoing levels and standards shall recommence.

From time to time, business environment changes may necessitate updates to the levels and standards contained within this document. The Transfer Agent and the Fund agree to negotiate in good faith to reach agreement on such additional requirements.

SCHEDULE 3.1
FEE SCHEDULE

Dated: October 1, 2008 through September 30, 2011

General: Fees are billable on a monthly basis at the rate of 1/12 of the annual fee. A charge is made for an account in the month that an account opens through and including the month in which it closes.

Annual Account Service Fees

Open Account Fees(2)
— If total open accounts <250,000
Networked Account	$7.50/account
Direct Account	$13.50/account

— If total open accounts are between 250,000 and 375,000
Networked Account	$6.75/account
Direct Account	$12.75/account

— If total open accounts > 375,000
Networked Account	$6.00/account
Direct Account	$12.00/account

Closed Account Fee (all)	$2.00/account

If the total open accounts are greater than 250,000 as of October 1, 2010, then for the remainder of the Initial Term and each Renewal Term the Annual Account Service Fees for open accounts shall be:

Networked Account	$6.00/account
Direct Account	$12.00/account

Fiduciary Fees

All fiduciary maintenance fees paid by Shareholders or swept from current accounts (based on current rates and terms with each Fund) will be retained by the Transfer Agent.

The parties acknowledge that any waivers of fiduciary maintenance fees will be reimbursed to the Transfer Agent by the Funds.

DDA Balance Earnings Credits

The Transfer Agent shall retain all DDA balance earnings credits in lieu of additional fees hereunder and will advise the Fund, upon its request, of the amount of such balance earnings credits retained by the Transfer Agent.

(2) Includes AML/CIP Services (excluding CIP-related search charges).

Remote Automated Work Distributor™ (AWD®)(3)

One remote AWD workstation (total, not per Fund) will be provided at no charge to the Funds. Terminal charges for any additional remote AWD workstations will be billed as an out-of-pocket expense.

Project Management Hours/Development Work

The Fund may request assistance from the Transfer Agent project team with the coordination and usage of any DST Systems, Inc. (“DST”) products available for use by the Fund. The parties acknowledge that while the Transfer Agent will use all reasonable efforts to assist the Fund as requested, certain systems or products are proprietary to DST and not under the direct control of the Transfer Agent. The Transfer Agent project team shall provide up to eight hundred (800) dedicated hours per year (in the aggregate for all Harris Associates Funds) without an additional charge. If the project team receives requests for work that would exceed 800 hours in any year, then the requests and estimated hours for each will be reviewed and approved by senior management of the Fund and the Transfer Agent prior to the initiation of such requested work. The parties agree that each additional project hour over the maximum 800 hours per year and approved by senior management as described in the foregoing sentence shall be billed at the then current rate.

In addition, the Transfer Agent will provide up to four hundred (400) hours per year of DST development and project management work at no additional charge. Accordingly, any DST development and project management work in excess of 400 hours will be billed at the then current rate.

Out-of-Pocket Expenses                                      Billed as Incurred(4) (5) (6)

Out-of-Pocket expenses include but are not limited to: tapes, postage, post office box rental, supplies, statements, print and mailing services, information disc (year end), COOL (computer output on-line), microfiche, freight, telephone charges, fax lines, 800 line charges, TA2000 voice, offsite storage, Vax payroll processing, state tax reporting, NSCC processing, AWD remote workstations (additional to those set forth above), FANWeb, lost shareholder searches, lost shareholder tracking, Vision, escheatment, year-end forms, programming hours (as set forth above), on-request reports, CIP related search charges, literature requests, regulatory compliance charge (per CUSIP) and other expenses incurred at the specific direction of the Fund or with advance written notice to the Fund.

(3) Does not include hardware or third-party software. Use of remote terminals is subject to a separate license agreement (at no additional cost) with DST Technologies, Inc., a wholly owned subsidiary of DST Systems, Inc.

(4) The Transfer Agent agrees to waive shareholder paid transcript fees. The Transfer Agent also agrees to waive up to $25,000 (in the aggregate) in ad hoc reporting charges for the Funds per year.

(5) The Transfer Agent reserves the right to introduce specific fee increases, as necessary, to cover increases in the costs of out-of-pocket expenses or regulatory changes; provided, that such fee increases are applied on a universal basis to other clients of the Transfer Agent and that the Transfer Agent provides 90 days advance written notice to the Fund of each such increase.

(6) Certain products require that a separate agreement be in effect between the Funds and DST Systems, Inc. (e.g. FANMai1, FANWeb/Vision, and PowerSelect).

HARRIS ASSOCIATES INVESTMENT TRUST		BOSTON FINANCIAL DATA SERVICES, INC.

By:	/s/ John R. Raitt	By:	/s/ Paul Leary
Name: John R. Raitt		Paul Leary, Vice President
Title: President